Filed pursuant to Rule 433
Registration Statement No. 333-180300-03
March 17, 2014

Exchange Traded Notes

Credit Suisse Commodity Benchmark ETN (CSCB)*
Credit Suisse Commodity Rotation ETN (CSCR)*

Credit Suisse AG, Investor Solutions
March 2014

* Does not provide investors with the rights to any physical commodities

Executive Summary

The Credit Suisse ETN desk seeks to deliver alternative investment exposure to advisors in a liquid, exchange-traded format

Credit Suisse ETNs are senior, unsubordinated obligations of Credit Suisse AG designed to track the return of a specific market index less applicable fees

The two ETNs being introduced represent a new generation of commodity investing and reflect Credit Suisse’s global presence in the capital markets, intellectual resources, and spirit of innovation

CSCB and CSCR ETNs offer scalable and transparent access to rules- based indices in the convenience of a NYSE Arca-listed security

Credit Suisse Investor Solutions

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Executive Summary

Credit Suisse Commodity Benchmark ETN Credit Suisse Commodity Rotation ETN

ETN Ticker CSCB ETN Ticker CSCR

Indicative Value CSCB.IV Indicative Value CSCR.IV Ticker Ticker

Bloomberg Index CSIXTR Bloomberg Index CSCUBKTR Ticker Ticker

CUSIP 22542D472 CUSIP 22542D456

Primary Exchange1 NYSE Arca Primary Exchange1 NYSE Arca

ETN Annual 0.65% ETN Annual 0.85% Investor Fee* Investor Fee*

ETN Inception June 11, 2013 ETN Inception June 11, 2013 Date Date

Underlying Index Credit Suisse Commodity Underlying Index Credit Suisse Commodity Benchmark Total Return Index Backwardation Total Return Index

* Because of daily compounding, the annualized investor fee may exceed the percentages set forth above.

1 Credit Suisse has no obligation to maintain any listing on the NYSE Arca or any other exchange and Credit Suisse may delist the ETNs at any time Credit Suisse Investor Solutions

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Credit Suisse Commodity Benchmark Total Return Index (the “Benchmark Index”)

Credit Suisse Investor Solutions

Slide 4

Key Features of the Benchmark Index

A benchmark for the performance of the global commodities markets featuring: a wide range of commodities, multi-period commodity exposure, periodic rebalancing, an extended roll period, and a weighting methodology based on world production and market liquidity.

Broad commodities basket

Balanced weighting methodology

Monthly rebalancing

Made up of 34 commodities, as compared to 24 for S&P GSCI® and 22 for DJ-UBS*, and seeking wider diversification and closer reflection of the overall global commodity complex

Four step weighting method based on production value and liquidity that seeks to balance risk and reduce correlation between commodity components

Rebalanced monthly to target investment weights in an effort to maintain diversity and reduce volatility, compared to GSCI and DJ-UBS that only rebalance annually

Multiple futures exposure Long roll period Transparent methodology

Invests in contracts that expire within one to three months (where available), spreading exposure across multiple delivery periods, compared to traditional front month contract only investment

15 business day roll period that diversifies exposure across multiple weeks, vs. traditional indices that roll over five days

Allocations are rules-based and transparent, and methodology can be licensed free of charge subject to terms of use

* The number of commodities in each index is as of their respective 2014 annual rebalance

Credit Suisse Investor Solutions

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Benchmark Index

The Benchmark Index compared with other commodity benchmark indices:

Benchmark Index DJ UBS S&P GSCI

Backtested Return Start 1998 1991 1970 First Publication 2009 1998 1993

     World production, with World production, with market 1/3 World production and 2/3 market Weighting market liquidity inclusion liquidity inclusion thresholds liquidity thresholds

Number of Contracts

3 Months (2-3 contracts)

Included per Commodity 1 contract 1 contract Equally weighted by units

(outside the roll period)

5th business day prior to the

     5th business day of the last business day of the 5th business day of the month to the month to the 9th Roll Period previous month to 9th 9th business day of the month (5 business day of the business day of the month (15 business days) month (5 business days) business days) Does not rebalance Rebalancing Monthly Annual based on changes in prices Reconstitution Annual Annual Annual

Credit Suisse Investor Solutions

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Benchmark Index Futures Contracts and Roll Period

Commodity Futures Contracts

The Benchmark Index notionally invests in contracts that expire within one to three months on the futures curve to reduce concentration risk in any single contract

Notional investment is made in equal unit amounts for all contracts expiring within one to three months

Equal units, rather than equal notional, increases the value of contracts in higher priced months and is designed to balance exposure and ensure that higher priced months are not “priced out” of weighting The notional futures investment is rebalanced each month

Illustration: Hypothetical Notional Investment in Equal Units

Roll Period

The Benchmark Index roll period begins five business days prior to last day of the previous month and runs to the ninth business day of the current month

15 business day roll period compared to five business day roll period of traditional commodity indices

Diversifies the exposure across multiple weeks

Benchmark Index Roll Period:

15 business days

Month end Traditional Roll Period 5 business days

5th business day prior to month end 9th business day

Credit Suisse Investor Solutions

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Benchmark Index Commodity Selection and Weighting Methodology

Commodity Selection

The commodities and weightings to be used in the Benchmark Index are determined annually

Objective is to incorporate as many physical commodity futures as possible while maintaining the liquidity required

The commodities to be used in the Benchmark Index are filtered based on sufficient open interest (ability to absorb sizable positions) and volume of trading (ability to efficiently trade in and out of positions), as determined by the Benchmark Index framework steering committee pursuant to the Benchmark Index methodology

Weighting Methodology

Each commodity included in the Benchmark Index is assigned a fixed annual weight based on Relative Commodity Weight and Target Investment Weight mechanisms

Relative Commodity Weight (‘RCW’) – measure of production weight, or percentage of worldwide production value divided by total production value of all commodities selected for inclusion in the Benchmark Index. RCW is then adjusted further for specified commodities in an effort to avoid over-influence Target Investment Weight (‘TIW’) – sequentially after determining RCW, weights are subject to liquidity control mechanisms in an effort to ensure there is sufficient market liquidity for each weighting Index investment support level – ensures no notional futures contract allocation exceeds 10% of average daily open interest for any one commodity at a total index size of US$7.0 billion (subject to annual adjustment) Marginal inflow test – ensures that any notional futures contract marginal inflow exceeding US$1.0 billion does not breach a given threshold of average daily volume

Credit Suisse Investor Solutions

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Benchmark Index Monthly Rebalancing

Rebalancing:

The Benchmark Index weights are rebalanced to the specified weight monthly, maintaining index diversification over time. This seeks to decrease volatility by attempting to avoid excessive concentration.

In the traditional benchmark, the component’s higher weight leads to less diversified, more concentrated exposure that could result in increased volatility and/or drive the index down if the value of the component decreases sharply The monthly rebalancing of the Benchmark Index is designed to limit this potential excessive concentration

Credit Suisse Investor Solutions

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Benchmark Index Performance*

Analysis (Jun-09 to Jan-14) CSCB TR Index S&P GSCI TR Index DJ UBS TR Index Annualised Returns 3.62% 1.75% -0.42%

     Volatility 17.89% 19.78% 16.15% Sharpe Ratio 0.20 0.09 -0.03 Max Drawdown -26.87% -26.82% -30.34% Best Month 10.12% 9.75% 10.69% Worst Month -13.29% -13.19% -14.73%

     Source: Bloomberg, Credit Suisse * The above graph sets forth the historical performance of the indices from June 1, 2009, the Benchmark Index inception date, to January 31, 2014. Historical performance is not indicative of future performance. Credit Suisse Investor Solutions The above graph does not reflect any performance of any product linked to the indices or include the Slide 10 investor fees associated with any product linked to the indices, which will reduce the amount of the return of such product.

Credit Suisse Commodity Backwardation Total Return Index (the “Backwardation Index”)

Credit Suisse Investor Solutions

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# Backwardation Index

The Backwardation Index follows a rules-based dynamic commodity strategy that attempts to optimize commodity weighting by emphasizing components with backwardated curve shapes*. Backwardated term structures have historically occurred at times of scarcity and can indicate that a long position can continue to experience positive movement over a longer time horizon. Backwardated commodities also historically have experienced positive returns from rolling futures contracts.

- The possible investment universe consists of single commodity sub-indices whose underlying commodities are the 24 commodities currently part of the S&P GSCI index.
- The level of backwardation / contango (the "**basis**") is measured between two observation points on the curve (month 1 and, generally, month 6).
- Each month, the Backwardation Index runs the allocation model, whereby the 8 components (subject to sector caps) with the greatest amount of backwardation, or least contango, are equally weighted 12.5% each.
- Components are placed in months 4, 5, and 6 of their respective curves (subject to liquidity constraints).
- The Backwardation index is always fully allocated to long exposure in the selected components and can't short

## Allocation Model


Calculate the Basis for each Commodity included in the Universe
Rank the Commodities by Basis
Select the Top 8 Commodities
Ensure the sector caps are satisfied
Allocate 12.5% Target Weight to each selected component
Allocate to the corresponding CSCB 4x6F single component indices
CSCB 4x6F indices allocate to the contracts falling within four to six months out the curve for each commodity (screened for liquidity). The indices apply the features customary to the CSCB index family such as an extended roll period and multiple contracts

*"Backwardation" describes situations where, for any given commodity, the prices of futures contracts that are nearer to expiration are higher than the prices of futures contracts with longer to expiration. "Contango" describes situations where the prices of futures contracts nearer to expiration are lower than the prices of futures contracts with longer to expiration.

CREDIT SUISSE
Credit Suisse Investor Solutions
Slide 12

Backwardation Index - Background

Backwardation and contango describe shapes of the forward curves for a given commodity. In a “normal” market, prices further out on the term structure are higher than nearby prices. This upward sloping shape is referred to as contango. Backwardation describes commodity curves where nearby prices are higher than forward prices. Backwardation indicates a downward sloping curve.

Contango

(Forward prices higher than nearby prices)

Backwardation

(Forward prices lower than nearby prices)

Time to expiration

Theoretically, in a “normal” market, prices further out on the term structure are higher than nearby prices (referred to as “contango”) due to costs related to:

o Storage o Insurance o Financing

Market participants sometimes view backwardation as a signal that the underlying market for that commodity is “tight,” meaning in short supply and experiencing buying pressure for nearby deliveries: o When a commodity becomes scarce in the physical market, consumers in need of the commodity bid up its price o This behavior forces the front of the futures curve up, potentially bringing the term structure into backwardation

The prices of commodities in physically tighter markets, i.e. backwardation, historically tended to outperform those in less physically tight markets.

Credit Suisse Investor Solutions

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Backwardation Index - Methodology

STEP 1: Calculate the level of backwardation / contango (the “basis”) for each of the 24 commodities defined below

The basis is measured between the front month point and the contract designated as the 6 month point on the curve (reflecting liquidity considerations)

Energy Agriculture

NYMEX WTI Crude Oil CBOT SRW Wheat ICE Brent Crude Oil KCBOT HRW Wheat NYMEX Heating Oil CBOT Corn ICE Gasoil CBOT Soybeans NYMEX RBOB Gasoline ICE Sugar #11 NYMEX Natural Gas ICE Cocoa ICE Coffee "C" Arabica

Industrial Metals ICE Cotton LME Copper Grade A

LME Zinc High Grade Livestock LME Aluminum Primary CME Live Cattle LME Nickel Primary CME Feeder Cattle LME Lead Standard CME Lean Hogs

Precious Metals

Comex Gold Comex Silver

Credit Suisse Investor Solutions

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# Backwardation Index - Methodology

- **STEP 2:** Rank the commodities by basis
- **STEP 3:** Selected the 8 most backwardated (or least contagoed) commodities, subject to a maximum number of components per sector ("sector caps"), as illustrated

**Steps 2 and 3 Hypothetical Illustrated Example**

| Component |
|---|
| NYMEX WTI Crude Oil |
| LME Copper Grade A |
| CBOT Corn |
| CBOT Soybeans |
| ICE Sugar #11 |
| LME Nickel Primary |
| Comex Silver |
| NYMEX Heating Oil |
| NYMEX Natural Gas |
| ICE Cocoa |
| ICE Coffee 'C' Arabica |
| LME Zinc High Grade |
| LME Lead Standard |
| ICE Cotton |
| CME Lean Hogs |
| ICE Brent Crude Oil |
| CBOT SRW Wheat |
| ICE Gasoil |
| CME Live Cattle |
| LME Aluminum Primary |
| Comex Gold |
| NYMEX RBOB Gasoline |
| KCBOT HRW Wheat |
| CME Feeder Cattle |

8 most backwardated (or least contangoed) commodities, subject to sector caps

| Sector | Sector Cap |
|---|---|
| Energy | 6 |
| Industrial Metals | 5 |
| Precious Metals | 2 |
| Agriculture | 3 |
| Livestock | 1 |

CREDIT SUISSE

Credit Suisse Investor Solutions

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# Backwardation Index - Methodology

➢ **STEP 4:** Allocate to the corresponding CSCB 4x6F single commodity indices in equal weights.

Step 4 Hypothetical Illustrated Example

| Index Component | Weight | CSCB 4x6 Single Commodity Index |
|---|---|---|
| NYMEX WTI Light Crude Oil | 12.50% | CSCB 4x6 Crude Oil ER Index |
| LME Copper Grade A | 12.50% | CSCB 4x6 Copper High Grade ER Index |
| CBOT Corn | 12.50% | CSCB 4x6 Corn ER Index |
| CBOT Soybeans | 12.50% | CSCB 4x6 Soybean ER Index |
| ICE Sugar #11 | 12.50% | CSCB 4x6 Sugar ER Index |
| LME Nickel Primary | 12.50% | CSCB 4x6 Nickel Primary ER Index |
| Comex Silver | 12.50% | CSCB 4x6 Silver ER Index |
| NYMEX Heating Oil | 12.50% | CSCB 4x6 Heating Oil ER Index |

CREDIT SUISSE
Credit Suisse Investor Solutions
Slide 16

Backwardation Index Performance*

Analysis (Feb 21, 2012 - Jan 31, CS Backwardation S&P GSCI DJ UBS 2014) TR Index TR Index TR Index Annualised Returns -2.76% -5.20% -7.74% Volatility 11.79% 14.57% 11.94% Sharpe Ratio -0.23 -0.36 -0.65 Max Drawdown -15.97% -21.56% -19.68% Best Month 7.73% 6.36% 6.46% Worst Month -9.65% -12.98% -9.14%

*The above graph sets forth the historical performance of the indices from February 21, 2012, the Source: Bloomberg, Credit Suisse Backwardation Index inception date, to January 31, 2014. Historical performance is not indicative of future Credit Suisse Investor Solutions performance. The above graph does not reflect any performance of any product linked to the indices or Slide 17 include the investor fees associated with any product linked to the indices, which will reduce the amount of the return of such product.

Summary:

Credit Suisse Commodity Benchmark ETN (CSCB) Credit Suisse Commodity Rotation ETN (CSCR)

Credit Suisse Investor Solutions

Slide 18

Executive Summary

The Benchmark Index seeks to provide wider diversification and a closer reflection of the overall global commodity universe than other peer indices:

More commodities (34)

A longer roll period (15 business days)

Invests in futures contracts across multiple delivery period (where available)

The Backwardation Index takes innovation a step further and seeks to concentrate long exposure to commodities that are in relative physical scarcity:

Historically, commodities in relative scarcity have tended to outperform those in oversupply A backwardated futures curve can be used as a signal for the market’s reflection of relative scarcity Strategy dynamically allocates each month to the eight most backwardated (or least contangoed) commodities (out of S&P GSCI universe of 24), subject to applicable sector caps

CSCB and CSCR ETNs offer scalable and transparent access to rules- based indices in the convenience of a NYSE Arca-listed security

Credit Suisse Investor Solutions

Slide 19

Executive Summary

Credit Suisse Commodity Benchmark ETN Credit Suisse Commodity Rotation ETN

ETN Ticker CSCB ETN Ticker CSCR

Indicative Value CSCB.IV Indicative Value CSCR.IV Ticker Ticker

Bloomberg Index CSIXTR Bloomberg Index CSCUBKTR Ticker Ticker

CUSIP 22542D472 CUSIP 22542D456

Primary Exchange1 NYSE Arca Primary Exchange1 NYSE Arca

ETN Annual 0.65% ETN Annual 0.85% Investor Fee* Investor Fee*

ETN Inception June 11, 2013 ETN Inception June 11, 2013 Date Date

Underlying Index Credit Suisse Commodity Underlying Index Credit Suisse Commodity Benchmark Total Return Index Backwardation Total Return Index

* Because of daily compounding, the annualized investor fee may exceed the percentages set forth above.

1 Credit Suisse has no obligation to maintain any listing on the NYSE Arca or any other exchange and Credit Suisse may delist the ETNs at any time Credit Suisse Investor Solutions

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Selected Risk Considerations: Risks Related to the Indices

Concentration risk – The indices reflect a concentrated exposure to commodities and, therefore, could experience greater volatility than a more diversified investment in multiple asset classes and are exposed to significant market risks.

Commodity prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the indices –

Market prices of the notional commodity futures contracts referenced in the indices tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies.

You will not have any rights in any physical commodities, or any rights in the commodity futures contracts referenced in the indices or component sub-indices, as the case may be.

Potential conflicts – Credit Suisse and its affiliates play a variety of roles in connection with the indices, including acting as calculation agent and index sponsor, and expects to hedge its obligations under any financial instrument linked to the indices. In performing these roles, the economic interests of the calculation agent, index sponsor and other affiliates of Credit Suisse are potentially adverse to the interests of an investor seeking exposure to the indices.

Investment and tax risk – The information contained in this presentation does not provide personal investment or tax advice. Potential investors should consult their accounting, tax, legal and regulatory advisors regarding such matters as they may apply to your particular circumstances.

Past performance of the indices is not indicative of future performance – The actual performance of the indices may bear little relation to the historical values of the indices. Credit Suisse cannot predict the future performance of the indices. Publication of the Credit Suisse Commodity Benchmark and Credit Suisse Commodity Rotation indices began on June 1, 2009 and February 21, 2012, respectively. This presentation contains retrospective performance of the indices based on historical data. Backtested, hypothetical or simulated performance results have inherent limitations. Simulated results are achieved by means of the retroactive application of a backtested model itself designed with the benefit of hindsight. Retrospective and historical performance of the indices are not indicative of the future performance of the indices, and Credit Suisse gives no representation or warranty as to the future performance of the indices.

No exposure to spot prices of commodities – The indices provide notional exposure to futures contracts and not physical commodities or their spot prices. Price movements in futures contracts on commodities may not correlate with changes in the spot prices of commodities.

These risks are not exhaustive – The selected investment considerations herein are not intended as a complete description of all risks associated with the indices. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse Investor Solutions

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Selected Risk Considerations: Risks Related to the ETNs

The ETNs do not have a minimum redemption or repurchase amount and you may lose all or a significant portion of your investment in the ETNs –

The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the indices. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the relevant index must increase by an amount sufficient to offset the applicable fees and charges.

No interest payments – You will not receive any periodic interest payments on the ETNs.

The ETNs are subject to the credit risk of Credit Suisse – Although the return on the ETNs will be based on the performance of the indices, the payment of any amount due on the ETNs, including any payment at maturity or upon early redemption or acceleration, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

Strategy risk – The performance of the indices will not be representative of the performance of the commodities market generally, and there is no assurance that the strategy on which the indices are based will be successful.

A Trading Market for the ETNs May Not Develop – We intend to list the ETNs on NYSE Arca under the symbols "CSCB" and "CSCR". We expect that investors will purchase and sell the ETNs primarily in this secondary market. We have no obligation to maintain these listings on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.

The indicative value is not the same as the closing price or any other trading price of the ETNs in the secondary market – The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the applicable pricing supplements related to the ETNs discussed herein on the SEC website: CSCB: http://www.sec.gov/Archives/edgar/data/1053092/000089109213005275/e54086_424b2.htm CSCR: http://www.sec.gov/Archives/edgar/data/1053092/000089109213005273/e54087_424b2.htm

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Credit Suisse Investor Solutions

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